March 14, 2023

VIA EDGAR

Re:	KKR Infrastructure Conglomerate LLC
Post- Effective Amendment No. 1 to Registration Statement on
Form 10-12G
Filed February 3, 2023
File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated February 17, 2023.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1 of the above-referenced registration statement on Form 10-12G (“Post-Effective Amendment No. 1” or the “Registration Statement”).

Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Simpson Thacher & Bartlett LLP

March 14, 2023
Share Repurchases, page 14

1.
We note your intention to conduct recurring tender offers and to apply the Early Repurchase Fee to shares tendered by certain security holders. Please provide us your analysis of your ability to comply with Rules 14e-5 and 13e-4(f)(8)(ii) while conducting the tender offers described in your disclosure.

The Company believes that its quarterly tender offers, including, where applicable, the application of the Early Repurchase Fee, as described in the Registration Statement, will be conducted in a manner that is consistent with Rule 14e-5 and Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, as amended.

All shareholders of the Company will have agreed in their subscription agreements with the Company to be bound by the terms and conditions set forth in its amended and restated limited liability company agreement to be adopted prior to the initial subscription of Shares by investors (the “LLCA”), including that the Early Repurchase Fee will be applied automatically to all repurchases of Shares that are tendered within two years of the original issue date of such Shares, subject to the limited exceptions set forth in the LLCA.  This feature is clearly disclosed in the Registration Statement. The Company notes that the Early Repurchase Fee will be applied to all shareholders based on the length of time that Shares held by such shareholders have been outstanding, and that any shareholder can avoid the Early Repurchase Fee by holding Shares for at least two years before tendering such Shares.

The Early Repurchase Fee formula is designed to deter short-term investments in the Company, which operates its business with a focus on long-term ownership and operation of Infrastructure Assets.  Because the Company’s Infrastructure Assets are highly illiquid, the Early Repurchase Fee, which accrues entirely to the benefit of the Company and its long-term shareholders, reduces the risk of dilution of long-term shareholders, who would bear the dilutive effect of the Company selling assets that it would otherwise not sell in order to fund repurchases.

The Company notes that Rule 14e-5 generally prohibits a “covered person” such as the Company from “directly or indirectly purchas[ing] or arrang[ing] to purchase any subject securities or any related securities except as part of the tender offer.”  The Company respectfully submits that the application of the Early Repurchase Fee to Shares tendered within two years of the original issue date of such Shares does not constitute a purchase of Shares outside of the applicable tender offer. Each quarterly tender offer will expire before the next quarterly tender offer commences. Therefore, there will be only one tender offer open at any given time and any holder desiring to have Shares purchased must participate in the then open tender. The Early Repurchase Fee is simply a contractual term of the Shares to be applied at the closing of the applicable tender offer and is not a mechanism for purchasing Shares other than through the then open tender offer. Accordingly, the Early Repurchase Fee does not implicate Rule 14e-5.

Simpson Thacher & Bartlett LLP

March 14, 2023

The Company also believes that its quarterly tender offers described in the Registration Statement, including, where applicable, application of the Early Repurchase Fee, will be conducted in a manner that complies with the requirements of Rule 13e-4(f)(8)(ii). Rule 13e-4(f)(8)(ii) generally requires that the consideration paid to any security holder for securities tendered in a tender offer be the highest consideration paid to any other security holder for securities tendered in the tender offer.  The Company believes that its application of the Early Repurchase Fee is consistent with the requirements of Rule 13e-4(f)(8)(ii) because (i) the tender offer price for any Shares tendered in a quarterly tender offer will be based on the NAV per Share of the applicable class of Shares and will be the same for all shareholders of the applicable class of Shares who participate in the tender offer, and (ii) as a contractual term, the Early Repurchase Fee will be applied automatically (subject to the limited exceptions set forth in the LLCA) and equally to all shareholders based on the formula set forth in the LLCA and disclosed in the Registration Statement.

The Company also notes that early repurchase fees are a common feature of liquidity programs for other types of entities, such as non-traded real estate investment trusts and continuously offered closed-end investment companies, and have been accepted in tender offers by the Staff for over thirty years.  See e.g., Clarion Partners Property Trust Inc., SEC No-Action Letter (Feb. 24, 2012) and Pilgrim Prime Rate Trust, SEC No-Action Letter (Aug. 23, 1988).  The Company respectfully submits that the policy rationales underlying the Staff’s acceptance of the early repurchase fees used by non-traded real estate investment trusts and closed-end investment companies also apply to the Early Repurchase Fee.

2.
Regarding your statement that the amount of “Excess Shares" the Manager may recommend the company offer to purchase will depend upon, among other things, the amount of subscriptions received by the company during the month prior to the expiration of the tender offer. Please elaborate on how subscriptions received would impact the amount of Excess Shares

The maximum number of Excess Shares, if any, that the Company will offer to repurchase in connection with any quarterly tender offer will be limited by the proceeds from subscriptions received by the Company during the month prior to the expiration of the then open tender offer.  Accordingly, although the Manager expects to consider other factors, including the Company’s then-current financial position and liquidity, and the presence of adverse macroeconomic conditions, in determining whether to recommend to the Company’s Repurchase Committee to authorize the Company to offer to repurchase Excess Shares (or the amount of Excess Shares that the Company offers to repurchase) in connection with any quarterly tender offer, the Company expects that the proceeds from subscriptions received by the Company during the month prior to the expiration of the tender offer will function as an upper limit on the number of Excess Shares, if any, that the Company offers to repurchase in the tender offer.

The purpose of offering to repurchase Excess Shares, if any, in a quarterly tender offer would be to provide shareholders with additional liquidity in the event the tender is oversubscribed but limited to the extent the Company has correspondingly received additional liquidity from new subscriptions during the month prior to the expiration of the tender offer.  Because the Company intends to own and control Infrastructure Assets for the long term, the Company generally does not intend to dispose of Infrastructure Assets to pay tender offer consideration.  However, the Company recognizes that shareholders desiring to sell their shares could benefit from additional liquidity beyond the quarterly tenders for up to 5% of the Company’s aggregate NAV of Class S, Class D, Class U, Class I, Class R and Class F Shares and the repurchase of Excess Shares is designed to meet such demand while muting adverse consequences to the Company.

Simpson Thacher & Bartlett LLP

March 14, 2023

The Company believes that the Excess Share repurchase mechanism provides shareholders that wish to sell their Shares a potential source of additional liquidity without unduly burdening the Company or other shareholders who desire to continue to invest in the Company and its business. The Company will know the proceeds from the aggregate subscriptions for any month as of the first business day of the following month.  If there are no subscriptions in the relevant month, the Company would not offer to repurchase any Excess Shares.

When determining the dollar amount of Excess Shares that the Manager would recommend to the Company’s Repurchase Committee to authorize the Company to offer to purchase, the Manager expects to consider any funding obligations the Company may have for its Infrastructure Assets, other actual or potential liabilities, and any other factors companies typically consider as part of prudent capital management, including the presence of adverse macroeconomic conditions.

We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 47

3.	We have reviewed the response to comment 1 in your letter dated December 30, 2022. We have the following additional questions, to be answered supplementally:

In order to respond most efficiently to your inquiries, we have broken our response into subparts set off by italicized subheadings restating the questions that are addressed.

•
The response notes that Holdings I may have Joint Ventures with two general partners.  Please describe the type of entity that would hold such other general partnership interest and how the other general partner is related to the Company’s general partner ownership interest.  Will such other general partner ever be unaffiliated with the Company?

The Company (through wholly-owned subsidiaries) will serve as a co-general partner with respect to certain Joint Ventures held under Holdings I (the “Company GP Entity”).1 Although there is no requirement that the other general partner of a Joint Venture (a “Non-Company GP Entity”) be a KKR Vehicle2 indefinitely, it is expected, as noted in the Registration Statement, that the other general partner of such Joint Venture at the time of formation will be an entity that is wholly owned by another KKR Vehicle participating in that Joint Venture.3  If there are other KKR Vehicles besides the Non-Company GP Entity investing in the Joint Venture, they will do so as limited partners.  With respect to whether the Non-Company GP Entity may ever be a non-KKR Vehicle, the limited partnership agreement that the Company currently intends to use for each of its Joint Ventures (the “Form JV Agreement”) provides that the Company will always have the right to hold or dispose of its interest in a Joint Venture independently of the Non-Company GP Entity and any other participants in the Joint Venture, and will have no obligation to sell its interest in any Joint Venture at such time that a Non-Company GP Entity owned by a KKR Vehicle may seek to sell its interest in that Joint Venture.  Because of this, one potential example of the Non-Company GP Entity being a non-KKR Vehicle is a scenario where the KKR Vehicle that is serving as the Non-Company GP Entity of a Joint Venture has determined to sell its investment to a non-KKR Vehicle and the Company has chosen not to participate in that sale.

•	Would the Company’s GP Entity hold a majority interest? Would it ever be less than a majority?

As one of two co-general partners (with respect to Joint Ventures owned by Holdings I), a Company GP Entity will always hold 50% of the voting interest in any Joint Venture that the Company treats as a “Good Asset” for purposes of calculating compliance with Section 3(a)(1)(C) of the 1940 Act.4 As discussed further below, neither of the co-general partners will have greater or lesser rights vis-à-vis the other.

•
Please also discuss the nature of each of the Company’s GP entity and the other general partner’s involvement in management of the Holdings I Joint Venture. Would such general partner ever jointly manage and, if so, how does that affect your analysis under Howey and Williamson? Page 9 of your response states that “[w]here the Form JV Agreement contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which the Company would have limited authority in comparison to the other general partner.” Please explain in further detail what that means and how much authority each of the Company’s GP entity and other general partner would have.

1
The Company, like several other market participants that invest in real assets such as infrastructure, will conduct its business through majority-owned or primarily controlled subsidiaries, as measured by ownership of voting securities with respect to the underlying issuer.  In measuring its compliance with Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended, (the “1940 Act”), the Company will not treat as “Good Assets” interests (including general partner interests) in Joint Ventures that would themselves be investment companies but for reliance on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

2	The Registration Statement defines “KKR Vehicles” as “[t]he funds, investment vehicles and accounts managed, now or in the future, by KKR, the Manager, KKR Credit or any of their respective affiliates (excluding for this purpose, KKR proprietary entities), including funds, investment vehicles and accounts pursuing the following strategies: private equity (including growth equity, impact, and core strategies), credit (including (i) leveraged credit strategies, including leveraged loan, high-yield bond, opportunistic credit and revolving credit strategies, and (ii) alternative credit strategies, including special situations and private credit strategies such as direct lending and private opportunistic credit (or mezzanine) investment strategies), and real asset strategies (including real estate, energy and infrastructure strategies).”

3	See page 106 of the Registration Statement.

4
Accordingly, each Joint Venture that is treated as a “Good Asset” will be a majority-owned subsidiary of the Company. A “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the 1940 Act as a company 50% or more of whose outstanding voting securities are owned by such person, or by a company which, within the meaning of such definition, is a majority-owned subsidiary of such person.  Because the Form JV Agreement that the Company currently intends to use for each of its Joint Ventures does not (i) give limited partners rights to remove or replace any general partner or (ii) give general partners the right to remove one another, the Company will hold 50% of the voting securities of each Joint Venture of which it is a co-general partner.

Simpson Thacher & Bartlett LLP

March 14, 2023
The Company confirms that the Form JV Agreement states that each of the general partners will have the authority to undertake any and all actions on behalf of the Joint Venture that the Joint Venture itself is authorized to take.  The Form JV Agreement also requires that the actions of general partners taken on behalf of the Joint Venture must be unanimous.5  There is no authority granted to a Non-Company GP Entity that exceeds the authority held by the Company GP Entity.  The Company GP Entity and the Non-Company GP Entity will be required to consult each other with respect to the actions of the Joint Venture.  Neither the Company GP Entity nor the Non-Company GP Entity can remove the other as a general partner for any reason.  Additionally, the limited partners have no right to participate in the management of the Joint Ventures or to remove either general partner.  In these ways, the Joint Ventures will be jointly managed by the Company GP Entity and the Non-Company GP Entity because neither can take management actions without the other.  The Company expects that, in most cases, the Company GP Entity and the Non-Company GP Entity will directly manage the Joint Ventures themselves without delegation to any other entity.6

The Company believes that its co-general partner interests in Joint Ventures are not securities.  The Company notes that its view is consistent with past Staff no-action positions.  In FCA Realty,7 for example, the Staff was asked to consider the investment company status of an issuer that proposed to be formed for the purpose of engaging primarily in the business of acting as a co-general partner of a series of joint ventures, each of which would own income-producing real estate.  The inquiring party represented that the joint ventures would each be managed and controlled by the applicant and its co‑general partner.  The applicant represented that, as a general partner of the joint ventures, it would be required to hold an economic interest equal to just 1% of income, losses, and expenses of the joint venture.  The applicant also represented that the limited partners in such joint ventures would not be permitted to participate in the control of the business of the joint ventures.  A majority in interest of the limited partners would, however, have the rights to dissolve the partnership, to remove the general partner and elect a replacement, and to approve the sale of all or substantially all the assets of the joint venture.

The Staff declined in FCA Realty to make a specific determination of whether the general partner interests in the joint ventures would constitute securities, but noted that if the partnership interests would not be securities under the standards set in Williamson,8 the Staff would not recommend any action to the Commission resulting from the structure.

The Company believes that the circumstances with respect to each Company GP Entity’s interest in its corresponding Joint Venture are substantially similar to those of the entity formed for the purpose of serving as a co-general partner of joint ventures in FCA Realty.  The only significant factual distinction further buttresses the Company’s position.  In FCA Realty, a simple majority of the limited partners in the joint ventures had the right to remove and replace the general partners or dissolve the partnership, which could have arguably been viewed as conferring to the limited partners  voting interests in the joint ventures and thereby giving the limited partners control over the joint ventures, as opposed to the general partners.  In the Company’s situation, however, the limited partners will have no such voting rights with respect to removing or replacing the Company as a general partner of the Joint Ventures.  The total control over the Joint Ventures is clearly vested in the Company GP Entity and the Non-Company GP Entity.  As the Staff concluded in FCA Realty, if the Williamson analysis demonstrates that the general partner interests are not securities, there should be no reason why the existence of a co-equal general partner in the Joint Ventures should result in the Company’s interests being viewed as investment securities.9

With respect to an application of the principles found in Williamson and Howey,10 the Company notes that the existence of another general partner of the Joint Ventures does not change the outcome of the analysis of the Company’s general partner interests under the applicable tests.

Howey held that an investor must be investing with the expectation to make a profit solely from the efforts of others for the contract to be deemed a “security.”11  Williamson and its progeny interpret and apply the concept from Howey to general partner interests in joint ventures.12  Williamson concluded that in most cases, a general partner has the “sort of influence which generally provides them with . . . protection against a dependence on others.”13  Williamson went on to conclude that anyone “who claims [a] general partnership or joint venture interest is an investment contract has a difficult burden to overcome . . . .  Such [claimant] must demonstrate that, in spite of the partnership form which the investment took, [the investor] was so dependent on the promoter or on a third party that [the investor] was in fact unable to exercise meaningful partnership powers,”14 thereby establishing a strong presumption that general partner interests are not securities (the “Williamson presumption”).

More recently, the Fifth Circuit summed up the rationale for the Williamson presumption as follows:

“[A] general [partner] can guard ‘their own interests’ with their ‘inherent [partnership] powers’ and do not need protection from securities laws — they can ‘act on behalf of the partnership’; ‘bind their partners by their actions’; ‘dissolve the partnership’; and ‘are personally liable for all liabilities of the partnership.’ General partners are, in short, ‘entrepreneurs, not investors.’  Accordingly, general partnership interests typically do not qualify as securities.  And a litigant trying to prove otherwise must overcome the ‘strong presumption’ that ‘a general partnership . . . is not a security.’”15

5
For the avoidance of doubt, the sale by the Company GP Entity or the Non-Company GP Entity of its interest in a Joint Venture would not be considered an act of the Joint Venture, and such action could be taken without the consent of the other general partner.

6
The Form JV Agreement, however, provides that the Company GP Entity and the Non-Company GP Entity, as the general partners of the Joint Venture, may agree to delegate authority for day-to-day management or other responsibilities to another entity that is affiliated or un-affiliated with the general partners.  Any such delegation, like any other managerial action of the Joint Ventures, could not be taken without the Company GP Entity’s direct approval.

7	FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

8	Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981).

9
See also Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987).  In that matter the Staff was asked to consider whether an issuer whose sole asset was a co-general partner interest in a subsidiary operating partnership was an investment company, notwithstanding that the operating partnership’s other general partner was the “managing partner” and held significantly more control over the operating partnership.  While the Staff did not make (and, in the context of no-action letters, generally has not made) any determination as to whether the general partner interests were in fact not securities, the Staff stated that it would not recommend enforcement action if the issuer proceeded with the structure as described.  Unlike the facts in Oppenheimer, the Non-Company GP Entity is not the sole “managing partner” of any Joint Venture.

10	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

11	Id.

12
A number of other circuits have adopted the Williamson factors as a way to apply Howey in respect of general partner interests and joint ventures.  See, e.g., SEC v. Shields, 744 F.3d 633, 644 (10th Cir. 2014) (adopting the Williamson factors); United States v. Leonard, 529 F.3d 83, 90-91 (2d Cir. 2008) (same); SEC v. Merch. Capital, LLC, 483 F.3d 747, 755-56 (11th Cir. 2007) (same); Stone v. Kirk, 8 F.3d 1079, 1086 (6th Cir. 1993) (same); Koch v. Hankins, 928 F.2d 1471, 1477-81 (9th Cir. 1991) (same); Rivanna Trawlers Unlimited v. Thompson Trawlers, Inc., 840 F.2d 236, 241 (4th Cir. 1988) (same).

13	645 F.2d at 424.

14	645 F.2d at 424. See also id. at 425 (characterizing the presumption as “an extremely difficult factual burden”).

15	SEC v. Arcturus Corp., 928 F.3d 400, 410 (5th Cir. 2019).

Simpson Thacher & Bartlett LLP

March 14, 2023

Here, the Company’s analysis benefits from the Williamson presumption given that the Company’s interests in the Joint Ventures are general partner interests.  Moreover, the Company will be a managing general partner of the Joint Ventures, given that the Form JV Agreement places all of the management responsibilities in the hands of the two general partners without distinction.  This fact furthers the Company’s view that its interests are not securities.  The Company notes that the vast majority of cases interpreting Williamson have examined whether non-managing partners holding general partner interests may be deemed to be holding securities after considering the disparity between the experience of a non-managing partner and that of the managing partner or managing partners.16  Here, the question is reduced to examining whether there is a sufficient disparity between the two managing partners of a Joint Venture to overcome the Williamson presumption so as to find that one of the two managing partners is holding securities.  The Company respectfully submits that  pursuant to the terms of the Form JV Agreement, there will be no difference between the management, voting, or control rights of the Company GP Entity and the Non-Company GP Entity.  Accordingly, the Company does not believe there would be a factual basis to override the Williamson presumption to determine that co-equal managing general partner interests in the Joint Ventures should be viewed as securities.17

Finally, the Company notes that, while the Staff’s question appropriately focuses on the exercisable authority of the general partner (which is the focus of the relevant case law and prior Staff guidance), the Company has sufficient personnel acting on behalf of the Company to exercise its authority as a general partner in fact of the Joint Ventures into which it enters, and will not defer to or be dependent upon the expertise of its co-general partner, whether a KKR Vehicle or not.

•
Please provide us with more information about the Manager, including whether the Manager will render advice as to securities, its involvement vis a vis the Joint Venture, and, if so, whether the Manager can be replaced or removed, the applicable authority for that to happen, and prerequisites for that to happen.

The Manager is a wholly-owned subsidiary of KKR and an investment adviser registered under the Investment Advisers Act of 1940, as amended.  The Company and the Manager expect to enter into the Management Agreement pursuant to which the Manager will be entitled to receive a management fee (the “Management Fee”) and expense reimbursements.  The Manager will render advice as to securities to the Company in respect of the Liquidity Portfolio.  In addition to its management with respect to the Liquidity Portfolio, the Manager is responsible for the following (non-exhaustive) tasks in respect of the Joint Ventures:

•	Originating and recommending opportunities to the Company to form Joint Ventures to acquire Infrastructure Assets, consistent with the business objectives and strategy of the Company;

•	Monitoring and evaluating the Company’s Infrastructure Assets;

•	Analyzing and investigating potential dispositions of Infrastructure Assets, including identification of potential acquirers and evaluations of offers made by such potential acquirers; and

•	Structuring of Joint Ventures and acquisitions of Infrastructure Assets.

The Manager will not typically have any direct contractual relationship with the Joint Ventures, nor will it have the authority to cause the Company to enter into or dispose of any Joint Venture interests without the prior approval of the Executive Committee of the Company.

16
See, e.g., Williamson, 645 F.2d at 408 (analyzing whether joint venture interests held by non-managing partners were securities where one partner arranged the investments and performed all management duties with respect to the joint ventures); Shields, 744 F.3d at 646 (analyzing whether joint venture interests held by non-managing partners were securities where non-managing partners had the right to remove the managing partner but were reliant on the managing partner for the success of the joint venture); Stone, 8 F.3d at 1086 (analyzing whether joint venture interests held by non-managing partners were securities where the non-managing partners were inexperienced and did not participate actively in the affairs of the joint venture); Koch, 928 F.2d at 1478 (analyzing whether general partnership interests held by non-managing partners were securities where the non-managing partners were inexperienced and reliant on the knowledge of the managing partner); Rivanna Trawlers, 840 F.2d at 242 (analyzing whether general partnership interests held by partners were securities where the partners had and exercised authority under the partnership agreement to manage the business and had removed the managing partner).

17
The Company notes that other issuers operating through joint ventures rely on similar analyses.  See, e.g., Letter from Simpson Thacher & Bartlett LLP, counsel to Change Healthcare Inc., to Matthew Crispino, SEC Division of Corporate Finance (Jan. 4, 2019).

Simpson Thacher & Bartlett LLP

March 14, 2023
As disclosed in the Registration Statement, the Manager can be removed by the affirmative vote of all of the independent directors of the Company.  The Company will need to provide the Manager 180 days’ written notice of any termination.

•	Which entity will hold the Capital Preservation assets?

The assets we referred to as Capital Preservation Investments in our December 30, 2022 response will generally be held either by the Company directly, or through a wholly-owned subsidiary of the Company that is separate and distinct from Holdings I or Holdings II.

•	In the formulas listed on pages 13-14 of the response, please note and confirm that the second reference to “Cash Equivalents” should be “cash items” as used in the Investment Company Act of 1940.

In our December response, the term “Cash and Cash Equivalents” was defined on page 3 to capture “cash deposits with banks, U.S. Treasury securities, U.S. government agency securities, or certain securities issued by money market mutual funds that comply with Rule 2a-7 under the Investment Company Act.”  In that respect, the term Cash and Cash Equivalents was intentionally broader than the term “cash items,” as used under the 1940 Act, which the Company does not understand to include “Government securities.”  We believe the references on pages 13-14 of the response to “Cash and Cash Equivalents” to be accurate in their usage as we would be excluding “cash items” as well “Government securities” in the formulas presented.

•
In the analysis of the Company’s status as a special situation investment company, please discuss the Company’s plans for disposing of infrastructure assets and how those plans differ from those of a special situation investment company. Please explain how long the Company, through its subsidiaries and Joint Ventures, will typically hold infrastructure assets.

The Company expects that it will typically hold Infrastructure Assets for at least three years.  In practice, the holding periods for many Infrastructure Assets are expected to exceed this typical minimum period.  The Company intends to exit Infrastructure Assets opportunistically, and a potential exit strategy is one of many considerations analyzed by the Company when acquiring an Infrastructure Asset.  By contrast, the archetypical special situation investment company acquires shares of publicly traded operating companies with an eye, or near immediate eye, towards the resale of such shares for a quick profit.18  The Company’s long-term, operational-oriented acquisition strategy for growth is incompatible with quick exits and demonstrates why the Company should not be viewed as a special situation investment company.  Moreover, the Company anticipates that its exits will usually result in the capital being redeployed into the Company’s same overall infrastructure strategy with the intention of continuing to grow its business.  This further differentiates the Company from special situation investment companies which usually have “a diversified portfolio or . . . a policy of shifting its investments . . . because greater profits or greener pastures seem to be apparent elsewhere.”19

18
Cf. Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974) (Staff provided no-action assurances to an issuer who disclosed a minimum hold period of two years for controlled companies).

19	See In the Matter of United Stores Corporation, Investment Company Act Release No. 314 (Feb. 13, 1942), 10 S.E.C. 1145.
* * * * * * *

Simpson Thacher & Bartlett LLP

March 14, 2023
Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC
Jason Carss
Rajib Chanda
Joseph H. Kaufman
Mark Brod